

November 29, 2012

Via E-Mail
Gregory W. Sullivan
Chief Financial Officer,
Executive Vice President and Treasurer
Stag Industrial, Inc.
99 High Street St. 28th Floor
Boston, MA 02110

Re: Stag Industrial, Inc.
Form 10-K
Filed March 9, 2012
File No. 001-34907

Dear Mr. Sullivan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Financial Statements

Consolidated and Combined Statements of Operations, page F-5

1) We note that you have included dividends declared per common share on the face of your Consolidated Statements of Operations versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in ASC Topic 260-10-45-5.

<u>Consolidated and Combined Statements of Cash Flows, page F-7</u>

2) Please reconcile the difference between the amount of distributions for the period January 1, 2011 to April 19, 2011 as disclosed on your statement of stockholder's equity with the amount disclosed on your statement of cash flows.

<u>Notes to Consolidated and Combined Financial Statements</u>

<u>Note 3. Real Estate, page F-20</u>

3) Please provide us with the results of the significance tests for of your acquisitions during 2011 and 2012 in accordance with Rule 3-14 of Regulation S-X. For each significant property acquisition, tell us where you have filed the required financial statements.

<u>Note 5. Debt, page 17</u>

4) We note your disclosure that early termination of the Credit Facility resulted in a loss of $0.5 million as a result of the acceleration of the unamortized deferred financing fees and that $0.8 million of deferred financing fees were carried over from the terminated Credit facility and will be amortized over a four year term. Please tell us how you determined it was appropriate to expense $0.5 million and carry over the $0.8 million of deferred financing fees.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Shannon Sobotka at (202) 551-3856 or me at (202) 551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief